UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-40199

Greenbrook TMS Inc.

(Translation of the registrant’s name into English)

890 Yonge Street, 7th Floor

Toronto, Ontario

Canada M4W 3P4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibits 99.2, 99.3 and 99.4 of this Form 6-K are incorporated by reference into Greenbrook TMS Inc.’s registration statement on Form F-10 (File No. 333-257872).

EXHIBIT INDEX

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title
99.1	Press Release dated September 21, 2021: Greenbrook TMS Inc. (“Greenbrook TMS”) Bought Deal Offering

99.2	Bought Deal Term Sheet

99.3	Condensed Interim Consolidated Financial Statements of Greenbrook TMS for the three and six months ended June 30, 2021 and 2020 (unaudited) (incorporated by reference to Exhibit 99.2 of Greenbrook TMS’s Report on Form 6-K filed on August 5, 2021)

99.4	Management’s Discussion and Analysis of Financial Condition and Results of Operations, for the three- and six-month periods ended June 30, 2021 and 2020 (incorporated by reference to Exhibit 99.2 of Greenbrook TMS’s Report on Form 6-K filed on August 5, 2021)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREENBROOK TMS INC.

Date: September 21, 2021	By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President & CEO